UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-07925 	                                  April 30, 2003

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

WesMark Funds, Federated Services Company

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4. Address of principal executive office (number,street,city,state,zip code):

Federated Investors Tower
Pittsburgh, PA  15222-3779
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT







INDEPENDENT AUDITORS' REPORT


WesMark Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of the WesMark Funds:

Portfolios of WesMark Funds	                     File No.

	WesMark West Virginia Municipal Bond Fund	  811-07925
	WesMark Growth Fund	                    811-07925
	WesMark Balanced Fund	                    811-07925
	WesMark Bond Fund			 	        811-07925
	WesMark Small Company Growth Fund		  811-07925


We have examined management's assertion about the WesMark Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2003 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, with prior notice to management, as of April 30, 2003 and with respect to agreement of security purchases and sales, for the period from January 31, 2003 (the date of our last examination) through April 30, 2003:

1. Confirmation of all securities held by the Federal Reserve Book Entry System (FED) and/or by The Depository Trust Company (DTC);

2. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

3. Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

4. Agreement of a total of 20 security purchases and security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the WesMark Funds were in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2003 with respect to securities reflected in the investment account of the WesMark Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the WesMark Funds and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
Boston, MA


September 19, 2003








Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940


September 19, 2003


Deloitte & Touche LLP
ATTN:  Jaime Bachota
2500 One PPG Place
Pittsburgh, PA 15222

In connection with your attestation engagement as of April 30, 2003 relating to the WesMark Funds compliance with Securities and Exchange Commission Rule 17f-2, we confirm, to the best of our knowledge and belief, the following representations made to you during your procedures:

1. We, as members of management of WesBanco Wheeling, the Custodian of the WesMark Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940.

2. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.

3.  The Funds were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2003 and from January 31, 2003 (last examination date) through April 30, 2003, with respect to securities reflected in the investment account of the WesMark Funds.

4. We have no knowledge of significant matters that are contrary to your findings.



David B. Ellwood
WesBanco Bank, Inc.
Senior Vice President
Investment Department